Exhibit 15

27 April 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Turkcell Iletisim Hizmetleri A.S. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 16.F of Form 20-F, as part of the Annual Report on Form 20-F of Turkcell Iletisim Hizmetleri A.S. dated 27 April 2023. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PwC Bagimsiz Denetim ve

Serbest Muhasebeci Mali Musavirlik A.S.

/s/ Orhan Ozturk

Orhan Ozturk

Partner

Istanbul, Turkey

27 April 2023

Copy of 16.F Change in Registrant’s Certifying Accountant

16.F Change in Registrant’s Certifying Accountant

On April 13, 2023, Board of Directors upon the Audit Committee’s recommendation, has decided to appoint Guney Bagimsiz Denetim ve SMMM A.S. (“E&Y Turkiye”) as the independent registered public accounting firm for the year 2023 in accordance with Capital Markets Law, the Turkish Commercial Code, and related legislations. The Company will dismiss PwC Turkiye, which is currently serving as the Company’s independent registered public accounting firm, upon completion of their audits of our consolidated financial statements as of and for the year ending December 31, 2022 and the effectiveness of internal control over financial reporting as of December 31, 2022 and the issuance of their reports thereon. The decision to change auditor is subject to approval of our shareholders during the next Annual General Assembly Meeting. PwC Turkiye is not permitted to be reappointed as the Company’s independent external auditor after the Company’s 2022 fiscal year-end in light of mandatory auditor rotation rules.

In respect of fiscal years 2021 and 2022, and any subsequent interim period through April 27, 2023:

●	PwC Turkiye has not issued any reports on our consolidated financial statements or on the effectiveness of our internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion or were modified as to uncertainty, audit scope or accounting principles.
●	There has not been any disagreement with PwC Turkiye on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures which disagreement, if not resolved to PwC Turkiye’s satisfaction, would have caused PwC Turkiye to make reference to the subject matter of the disagreement in connection with its auditor’s reports, or
●	There has not been any reportable event as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided PwC Turkiye with a copy of the foregoing disclosure and have requested that the firm furnish us with a letter addressed to the US Securities and Exchange Commission stating whether or not PwC Turkiye agrees with such disclosure. A copy of PwC Turkiye’s letter dated April 27, 2023 is filed as Exhibit 15 hereto.

During fiscal years 2021 and 2022, and the subsequent interim period through April 27, 2023, we have not consulted with E&Y Turkiye regarding:

(i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements, and no written report or oral advice was provided to us by E&Y Turkiye that E&Y Turkiye concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or

(ii) any matter that was subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F, or other reportable event of the types described in Item 16F(a)(1)(v) of Form 20-F.